U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U.S. Aerospace, Inc. (Name of Issuer)

Common Stock, $0.10 par value (Title of Class of Securities)

64353N306 (CUSIP Number)

Richard N. Berkshire, Esq.
Berkshire & Burmeister
1301 South 75th Street, Suite 100
Omaha, Nebraska 68124
(402) 827-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2010 (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON American Defense Investments, LLC IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRS No.: 27-3096106
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 255,862 shares of Series E Convertible Preferred Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 255,862 shares of Series E Convertible Preferred Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,862 shares of Series E Convertible Preferred Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67% of Series E Convertible Preferred Stock**
14	TYPE OF REPORTING PERSON OO

*  Represents 127,931,000 shares of common stock convertible from the shares of Series E Convertible Preferred Stock, with the shares of preferred stock voting on an as-converted basis together with the outstanding shares of common stock as a single combined class.  See Item 5(a) below.

** Represents 59% of the shares of preferred stock voting on an as-converted basis together with the outstanding shares of common stock as a single combined class.

1	NAME OF REPORTING PERSON Richard N. Berkshire IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRS No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 255,862 shares of Series E Convertible Preferred Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 255,862 shares of Series E Convertible Preferred Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,862 shares of Series E Convertible Preferred Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67% of Series E Convertible Preferred Stock**
14	TYPE OF REPORTING PERSON IN

*  Represents 127,931,000 shares of common stock convertible from the shares of Series E Convertible Preferred Stock, with the shares of preferred stock voting on an as-converted basis together with the outstanding shares of common stock as a single combined class.  See Item 5(a) below.

** Represents 59% of the shares of preferred stock voting on an as-converted basis together with the outstanding shares of common stock as a single combined class.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Series E Convertible Preferred Stock, par value $1.00 per share, of U.S. Aerospace, Inc., a Delaware corporation (the “Issuer”), each share of which is convertible into 500 shares of common stock, par value $0.10 per share, of the Issuer.  The principal executive office of the Issuer is located at 10291 Trademark Street, Suite C, Rancho Cucamonga, California 91730.

ITEM 2. IDENTITY AND BACKGROUND

(a)           This Schedule 13D is being filed jointly by American Defense Investments, LLC, a Delaware limited liability company (“ADI”), and Richard N. Berkshire, a citizen of the United States of America.  ADI and Mr. Berkshire are sometimes collectively referred to as the “Reporting Persons”.

(b)           The business address of the Reporting Persons is c/o Richard N. Berkshire, Esq., Berkshire & Burmeister, Attorneys at Law, 1301 South 75th Street, Suite 100, Omaha, Nebraska 68124.

(c)           Mr. Berkshire is a practicing attorney, and a member and the managing director of ADI, which holds an investment in the Issuer.

(d)           During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ADI received its shares of preferred stock from the Issuer pursuant to an Agreement and Plan of Merger dated as of July 1, 2010, in exchange for all of its shares of common stock of Antonov USA, Inc., a Delaware corporation, which was subsequently merged into the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons intend to hold the securities for investment purposes.  Mr. Berkshire is a member and the managing director of the Issuer, and as such influences control over the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of preferred stock to which this Schedule 13D relates is 255,862 shares of Series E Convertible Preferred Stock of the Issuer owned directly by ADI, representing approximately 67% of the shares of such preferred stock of the Issuer outstanding.  The shares of such preferred stock are convertible into 127,931,000 shares of common stock of the Issuer, and the Series E Convertible Preferred Stock votes together with the common stock on an as-converted basis on all matters upon which stockholders may vote.  Accordingly, the Reporting Persons’ preferred stock represents approximately 59% of the aggregate shares of such preferred stock and common stock of the Issuer outstanding as a single combined class.  The ownership percentages are calculated on the basis of 24,727,640 shares of  common stock outstanding as of May 7, 2010 as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2010, and the issuance of the 383,793 shares of Series E Convertible Preferred Stock pursuant to the July 1, 2010 Agreement and Plan of Merger.  Mr. Berkshire does not directly own any shares of the Issuer.  As a member of ADI, Mr. Berkshire may be deemed to have indirect beneficial ownership of the shares of Issuer owned by ADI to the extent of his membership interest in ADI.

(b) ADI, which is controlled by Mr. Berkshire at its managing director, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by ADI in Item 5(a) above.

(c)           Except for the transactions described in Item 3, during the last sixty days there were no transactions in shares of stock of the Issuer effected by the Reporting Persons.

 (d), (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Effective July 27, 2010, ADI entered into a lock up agreement with CAMOFI Master LDC and CAMHZN Master LDC agreeing not to sell any shares of preferred stock or common stock convertible therefrom without their consent.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Lock up agreement dated July 27, 2010, between ADI and CAMOFI Master LDC and CAMHZN Master LDC

2.	Joint Filing Agreement dated August 6, 2010, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2010	AMERICAN DEFENSE INVESTMENTS, LLC
	By:	/s/ Richard N. Berkshire
Name: Richard N. Berkshire Title: Managing Director
Dated: August 6, 2010	By:	/s/ Richard N. Berkshire

July 27, 2010

CAMOFI Master LDC
CAMHZN Master LDC
c/o Centrecourt Asset Management LLC
350 Madison Ave., 8th Floor
New York, NY 10017

Re:           U.S. Aerospace, Inc. (the “Company”)

Dear Gentlemen:

The undersigned is an owner of record or beneficially of certain shares of preferred stock (“Preferred Stock”) of the Company. The Company proposes to enter into a financing transaction (the “Transaction”) with CAMOFI Master LDC and CAMHZN Master LDC (collectively, the “Purchasers”).  The undersigned recognizes that the Transaction will be of benefit to the undersigned and will benefit the Company.  The undersigned acknowledges that the Company and the Purchasers are relying on the representations and agreements of the undersigned contained in this letter agreement in carrying out the Transaction.

In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not (and will cause any immediate family member of (i) the undersigned or (ii) the undersigned’s spouse, living in the undersigned's household not to), without the prior written consent of each of the Purchasers (which consent may be withheld in its sole discretion), directly or indirectly, sell, transfer, offer to sell or transfer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), or otherwise dispose of any shares of Preferred Stock, options or warrants to acquire shares of Preferred Stock, or securities exchangeable or exercisable for or convertible from the shares of Preferred Stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 promulgated under the 1934 Act), by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, until July 31, 2011, except to a person agreeing to be subject to the terms of this agreement.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of shares of Preferred Stock or securities convertible into or exchangeable or exercisable for or convertible from Preferred Stock held by the undersigned except in compliance with the foregoing restrictions.

[remainder of page intentionally left blank]

This letter agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives and assigns of the undersigned. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any conflict of laws principles.

American Defense Investments, LLC
Printed Name of Holder

By:____________________________________
Signature

Richard N. Berkshire, Managing Director
Printed Name of Person Signing
(and indicate capacity of person signing, if signing as custodian, trustee, or on behalf of an entity)

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D (including any additional amendments thereto) with respect to the securities of U.S. Aerospace, Inc. and that this Agreement be filed as an Exhibit to such Schedule 13D.  The undersigned further agree that any amendments to such statement on Schedule 13D may be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

Dated: August 6, 2010	AMERICAN DEFENSE INVESTMENTS, LLC
	By:	/s/ Richard N. Berkshire
Name: Richard N. Berkshire Title: Managing Director
Dated: August 6, 2010	By:	/s/ Richard N. Berkshire